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                                               Filing pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-39934


                           Prospectus Supplement No. 5

                       (To Prospectus Dated June 23, 2000)

                                4,800,000 Shares
                              RNETHEALTH.COM, INC.
                                  Common Stock

     You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

     This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

     Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

     Our principal executive offices are located at 506 Santa Monica Blvd., Suite 400, Santa Monica, California 90401. Our telephone number is (310) 393-3979.

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     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 18, 2000




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                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be $187,500. We will use the net proceeds of this offering of our common stock as described in the prospectus. See "Use of Proceeds" beginning on page 8 of the prospectus.

                              PLAN OF DISTRIBUTION

         We have entered into a Common Stock Purchase Agreement with Torneaux Ltd. (the "Purchaser") to raise up to $10 million through a series of sales of our common stock, of which shares representing approximately $3,075,000 have been registered. The dollar amount of each sale is limited by our common stock's trading volume, and a minimum period of time must elapse between each sale (see Draw Down Terms on page 36). Each sale will be to the Purchaser at a discount of 10-12% of the then current stock price. In turn, the Purchaser (the "Selling Shareholder") will either sell our stock in the open market, to other investors through negotiated transactions or hold our stock. This prospectus relates to the resale of our stock by the Purchaser either in the open market or to other investors.

         To date, and before the issuance of shares pursuant to this prospectus supplement and the receipt of net proceeds in consideration for those shares, we have issued and sold an aggregate of 715,890 shares of our common stock to the Purchaser pursuant to the Common Stock Purchase Agreement.

         We are offering 295,095 shares of our common stock to the Purchaser pursuant to this prospectus supplement. The common stock will be purchased at a negotiated purchase price of $0.6354 per share. We will not pay any other compensation in conjunction with the sale of our common stock.

     The Purchaser and its pledgees, donees, transferees and other subsequent owners, may offer their shares at various times in the over-the-counter market, in privately negotiated transactions, at prevailing market prices at the time of sale, at prices related to those prevailing market prices, at negotiated or at fixed prices.

     The Purchaser may also sell its shares under Rule 144 instead of this prospectus, if Rule 144 is available for those sales.

     The transactions in the shares may be effected by ordinary brokerage transactions and transactions in which the broker solicits purchasers, purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer, block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction, or negotiated transactions between selling stockholders and purchasers without a broker or dealer.

     In the Common Stock Purchase Agreement with Tourneaux, Ltd., we have agreed to indemnify and hold harmless Tourneaux, Ltd. as the Purchaser and each person who controls Tourneaux, Ltd. against certain liabilities, including liabilities under the Securities Act of 1933, as amended, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Tourneaux, Ltd.

                           MARKET FOR OUR COMMON STOCK

     Our common stock is listed on the OTC Bulletin Board under the symbol RNET.OB. On September 14, 2000, the closing price of our common stock was $0.6562. The common stock sold under this prospectus supplement will be listed on the Bulletin Board after it is notified that the shares have been issued. As of September 14, 2000 and before the issuance of shares pursuant to this prospectus supplement, we had 38,765,063 shares of common stock outstanding.



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